Mail Stop 4561

June 19, 2009

R. Andrew Eckert
President and Chief Executive Officer
Eclipsys Corporation
Three Ravinia Drive
Atlanta, GA 30346

        Re: Eclipsys Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 24, 2009
                From 10-Q for the Quarterly Period Ended March 31, 2009
                Filed May 8, 2009
                File no. 0-24539

Dear Mr. Eckert:

      We have reviewed your response letter dated May 19, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 21, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

1.   In your response to prior comment 6, you state that because of subjective assumptions in your backlog which are not firm, you have not provided quantitative discussion in the business section of your Form 10-K. However, based on disclosure in your fourth quarter earnings conference call, you appear to be able to calculate your backlog figures to a degree of certainty. In the future,

please disclose your backlog figures, including the dollar amount of backlog orders believed to be firm, and other material aspects of the backlog. See Item 101(c)(i)(vii) of Regulation S-K for more information.

Item 8. Financial Statements and Supplemental Data

General

2.   Your response to prior comment number 7 indicates that the "2008 aggregate net adjustment" was not material to your 2008 results; however, your response does not address the impact of each of these adjustments on prior periods. Please provide us with a detailed quantitative SAB 99 analysis addressing the impact of the adjustments on an individual and aggregate basis on your previously reported annual financial statements and explain to us how you concluded that these adjustments were not material to prior periods.

3.   We note your response to prior comment number 7 as it relates to the deferred tax asset and liability adjustments. Please provide us with a more detailed analysis of how you concluded that these adjustments were not material considering that they were 6.2% of total assets and 13.8% of total liabilities. As part of your response, explain how you considered each of the qualitative factors in SAB 99 when reaching your conclusion.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Business Environment, page 14

4.   In regard to price competition risk, your response to prior comment 4 states that this is discussed in a risk factor and does not need to be discussed as a material risk facing the company in MD&A because price is only "one of many factors clients consider in making purchase decisions." To the extent pricing pressure is a material risk facing the company; however, please include such disclosure in future filings.

Results of Operations

Revenues Recognized Ratably, page 17

5.   In response to prior comment 5 you disclose that you have removed from your first quarter 2009 Form 10-Q the statement about future growth depending upon bookings in excess of previous levels, because it is "self-evident." In this Form 10-Q, you disclose that revenues recognized ratably for the first quarter increased $7.4 million, or 9.2%, due to previous period sales, among other factors. Previous period sales (i.e. bookings) continue to appear to be a primary driver of future revenue growth. One of the principal objectives of your MD&A is to give readers a view of the company through the eyes of management by providing both a short and long- term analysis of the business. Sales bookings appear to be a material factor contributing to your future success in both the short and long-term. We continue to believe that you should provide a quantitative and qualitative discussion of bookings growth year-over-year. Within this discussion, please clarify whether increases were the result of new contracts versus add-ons of additional products to existing clients.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 and Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 and Barbara Jacobs, Associate Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief